January 15, 2026

VIA EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Ms. Fettig:

On September 4, 2025, Azzad Funds (the "Registrant" or the “Trust”), on behalf of Azzad Ethical Fund and Azzad Wise Capital Fund (each a “Fund,” and collectively, the "Funds"), filed a Form N-CSR. On December 16, 2025, you provided comments via telephone to Matthew Williams with respect to the Form N-CSR filing and related filings. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: Please make available on the Funds’ website the information required by Item 27A(i) of Form N-1A (i.e., the most recent information filed on Form N-PX).

Response:

The Registrant will make this information available going forward.

Comment 2:

Please make available on the Funds’ website the disclosure required by Items 7 through 11 of Form N-CSR, as required by Rule 30e-1(b)(2).

Response:

The Registrant confirms that Item 7 of Form N-CSR is included on the Funds’ website and, going forward, will make available Items 8 through 11 of Form N-CSR on the Funds’ website.

Comment 3:

Regarding the Registrant’s XBRL data tagging in its tailored shareholder report, it appears that both indexes in the charts therein are tagged as a broad-based index. Going forward, please note that only one index should be tagged as a broad-based, with the other index tagged as an additional index.

Response:

The Registrant undertakes to make the correction going forward.

Comment 4:

Note 5 to the Financial Statements of the Funds’ Form N-CSR filing identifies the Adviser as the Funds’ chief operating decision maker (“CODM”). Please explain how all personnel of the Adviser are considered a group for purpose of the CODM definition. Alternatively, please identify an individual or a more specific group within the Adviser as the CODM in future filings.

Response:

The Registrant acknowledges the comment and, going forward, will identify the adviser’s investment committee, consisting of Fatima Iqbal, Bashar Qasem, Jamal Elbarmil and Atta Khan, as the CODM.

Comment 5:

The Staff notes that the Registrant’s Form N-CSR filing was signed by the Registrant’s Chairman and Treasurer. Please note that certifications are required to be signed by a registrant’s Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”). Going forward, please clearly identify the person(s) signing a certification in the capacity of PEO and PFO.

Response:

The Registrant confirms that the Chairman and Treasurer is also the PEO and PFO. The Registrant will include the PEO and PFO titles on future certifications.

Comment 6: The Staff reissues Comment 2 of the Registrant’s previous comments to Form N-CSR (provided on February 14, 2023), requesting that the Registrant please clarify why Form N-CEN Item B.15 (which asks if the Registrant relied on any exemptive orders during the reporting period) is marked as “No.” The Staff notes that the Fund’s previous response to this comment noted that the Registrant relied on a manager-of-managers exemptive relief.

Response:

The Registrant apologizes for the error and undertakes to revise the response accordingly in future filings.

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If you have any additional comments or questions, please contact the undersigned at (614)-469-3215.

Sincerely,

/s/ Zeynep Kart

Zeynep Kart